EnCana Corporation EnCana on 8th tel: (403) 645-2000 1800 855 2nd Street SW PO Box 2850 Calgary AB Canada T2P 2S5 www.encana.com

February 7, 2008

To:	Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services
   Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission	Securities Commission of Newfoundland
   and Labrador
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Registrar of Securities, Northwest Territories
Registrar of Securities, Nunavut
Registrar of Securities, Yukon

cc:	Toronto Stock Exchange (via SEDAR) New York Stock Exchange, Inc. (via fax) The Canadian Depository for Securities Ltd. (via fax)

Re:	EnCana Corporation Notice of Annual and Special Meeting of Shareholders and Notice of Record Date

We advise the following with respect to the upcoming Annual and Special Meeting of Shareholders of EnCana Corporation:

1.	Meeting Type	Annual and Special
2.	Securities Entitled to Receive Notice of & Vote at the Meeting	Common Shares
3.	CUSIP Number	292505 104
4.	ISIN Number	CA292505 104 7
5.	Record Date for Notice & Voting	Monday, March 3, 2008
6.	Beneficial Ownership Determination Date	Monday, March 3, 2008
7.	Meeting Date	Wednesday, April 22, 2008
8.	Meeting Location	Toronto, Ontario

Per:	“Kerry D. Dyte”
Kerry D. Dyte, Corporate Secretary